UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31075 / June 10, 2014

In the Matter of

PARTNERS GROUP PRIVATE EQUITY (MASTER FUND), LLC
PARTNERS GROUP (USA) INC.

1114 Avenue of the Americas, 37th Floor
New York, NY 10036

(812-14147)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(c) AND 18(i) OF THE ACT, AND
PURSUANT TO SECTION 17(d) AND RULE 17d-1 UNDER THE ACT

Partners Group Private Equity (Master Fund), LLC and Partners Group (USA) Inc. filed an
application on April 10, 2013, and amendments to the application on June 10, 2013, September
18, 2013, and April 28, 2014, requesting an order under section 6(c) of the Investment Company
Act of 1940 ("Act") granting an exemption from sections 18(c) and 18(i) of the Act, and
pursuant to section 17(d) of the Act and rule 17d-1 under the Act. The order permits certain
registered closed-end management investment companies to issue multiple classes of limited
liability company interests and to impose asset-based service and/or distribution fees and
contingent deferred sales loads.

On May 14, 2014, a notice of the filing of the application was issued (Investment Company Act
Release No. 31046). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

It is further found that the participation of the investment company in the proposed arrangement
is consistent with the provisions, policies, and purposes of the Act, and is not on a basis different
from or less advantageous than that of other participants.

Accordingly, in the matter of Partners Group Private Equity (Master Fund), LLC and Partners Group (USA) Inc. (File No. 812-14147),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(c) and 18(i) of the Act is granted, effective immediately, subject to the conditions in the application, as amended.

IT IS ALSO ORDERED, under section 17(d) of the Act and rule 17d-1 under the Act, that the investment company's participation in the proposed arrangement is approved, effective immediately, subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary